FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 2-68279

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

Date: June 21, 2013	By:	/s/ Yoshinori Yamashita
		Name:	Yoshinori Yamashita
		Title:	Director
Corporate Executive Vice President
Internal Management and Control

(Translation)	(Securities Code: 7752) June 21, 2013

NOTICE OF RESOLUTIONS

AT THE 113TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

The Company hereby informs you of the reports submitted and resolutions reached at its 113th Ordinary General Meeting of Shareholders.

Yours faithfully,
Zenji Miura, Representative Director, President and CEO Ricoh Company, Ltd. 1-3-6 Nakamagome, Ohta-ku, Tokyo

Reported items:

1.      The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Audit & Supervisory Board for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013) were reported.

2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013) were reported.

Resolved items:
Agenda 1:	Appropriation of surplus

Approved as proposed. (The year-end dividend is ¥16.5 per share.)

Agenda 2:	Election of one (1) Director

Approved as proposed, with the new election and appointment of Mr. Kenichi Kanemaru. He has assumed his office.

Agenda 3:

Election of two (2) Audit & Supervisory Board Members

Approved as proposed, with the new election and appointment of Messrs. Kunihito Minakawa and Kimitoshi Yabuki. Both of them have assumed their respective offices. Mr. Kimitoshi Yabuki is an Outside Audit & Supervisory Board Member.

Agenda 4:

Election of one (1) Substitute Audit & Supervisory Board Member

Approved as proposed, with the reelection and reappointment of Mr. Kiyohisa Horie.

Mr. Kiyohisa Horie is a Substitute Audit & Supervisory Board Member for Outside Audit & Supervisory Board Member.

Agenda 5:

Payment of bonuses to Directors

Approved as proposed, with the resolution that bonuses amounting to ¥98.41 million in total be paid to the thirteen (13) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year.

PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a year-end dividend of ¥16.5 per share (¥29 for the full fiscal year). Please review the enclosed year-end dividend warrant and receive the dividend payment within the payment period (from June 24, 2013 to July 31, 2013).

We have enclosed for your attention a dividend account statement and a remittance notice for shareholders who have specified a bank account transfer, and a dividend account statement and a notice on how to receive your dividend for shareholders who have specified the system of dividend allotment in proportion to the number of shares held.

DIVIDEND ACCOUNT STATEMENT

The enclosed dividend account statement also serves as a notice of payment, which is required to be sent to each shareholder by the provisions of the Act on Special Measures Concerning Taxation. The statement may serve as an attached document for your filing of final income tax returns.

Shareholders who have selected to receive dividends by the dividend warrant also receive the dividend account statement enclosed herewith at each dividend payment. Shareholders who file income tax returns should store the statement in a safe location.

APPENDIX

1. DIRECTORS

The Company’s Directors as of June 21, 2013 are as follows:

*Director:	Shiro Kondo
*Director:	Zenji Miura
Director:	Shiro Sasaki
Director:	Nobuo Inaba
Director:	Yozo Matsuura
Director:	Yoshinori Yamashita
Director:	Kunihiko Sato
Director:	Kenichi Kanemaru
**Director:	Mochio Umeda
**Director:	Kunio Noji

Note:	* denotes Representative Directors.
** denotes Outside Directors.

2. AUDIT & SUPERVISORY BOARD MEMBERS

The Company’s Audit & Supervisory Board Members as of June 21, 2013 are as follows:

Audit & Supervisory Board Member (Full-time):	Mitsuhiro Shinoda
Audit & Supervisory Board Member (Full-time):	Kunihito Minakawa
**Audit & Supervisory Board Member:	Takao Yuhara
**Audit & Supervisory Board Member:	Kimitoshi Yabuki

Note:	** denotes Outside Audit & Supervisory Board Members.

<Reference> The Company’s Executive Officers as of June 21, 2013 are as follows:

[Executive Officers]
Chairman of the Board
Shiro Kondo

President and CEO
Zenji Miura

Corporate Executive Vice Presidents
Shiro Sasaki Nobuo Inaba Yozo Matsuura Yoshinori Yamashita Kunihiko Sato Kenichi Kanemaru

Corporate Senior Vice Presidents
Soichi Nagamatsu Kenichi Matsubayashi Hidetsugu Nonaka Katsumi Kurihara Seiji Sakata Masayuki Ishihara Katsunori Nakata Daisuke Segawa

Corporate Vice Presidents
Junichi Matsuno Masahiro Nakamura Hidenobu Endo Kazuo Nishinomiya Hisao Murayama Yasutomo Mori Mariko Aduma

[Group Executive Officers]
Corporate Senior Vice President
Sadahiro Arikawa

Corporate Vice Presidents
Nobuaki Majima Akira Oyama Martin Brodigan Jeffery Briwick

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